UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 - CF#30568

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to multiple 34 Act reports filed between November 7, 2008 and November 6, 2012.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.21	10-Q	November 7, 2008	through February 28, 2017
10.21A	10-K	March 9, 2011	through February 28, 2017
10.21B	10-Q	May 9, 2011	through February 28, 2017
10.21C	10-Q	August 9, 2011	through February 28, 2017
10.21D	10-Q	November 8, 2011	through February 28, 2017
10.21E	10-Q	November 8, 2011	through February 28, 2017
10.21F	10-K	March 15, 2012	through February 28, 2017
10.21G	10-K	March 15, 2012	through February 28, 2017
10.21H	10-Q	August 9, 2012	through February 28, 2017
10.21I	10-Q	November 6, 2012	through February 28, 2017
10.21J	10-Q	November 6, 2012	through February 28, 2017
10.21K	10-Q	November 6, 2012	through February 28, 2017
10.21L	10-Q	November 6, 2012	through February 28, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary